San West, Inc.

10350 Mission Gorge Road

Santee, California 92071

June 10, 2010

Ms. Julie F. Rizzo

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re: San West, Inc., Registration Statement on Form S-1, Amendment No. 1, Filed May 27, 2010; File No. 333-166337

Dear Ms. Rizzo:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated June 9, 2010 regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter.  Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

Gemini Master Fund, Ltd. Financing, Page 1

1.

We note your response to our prior comment 1.  Please revise your description of the transaction to provide a brief overview of the key aspects of the transaction.  Refer to Item 503(a) of Regulation S-K.

Response:

We have revised the discussion of the Gemini transaction beginning on Page 1 of the amended registration statement and reading as follows:

Gemini Master Fund, Ltd. Financing

On February 4, 2010, we issued to Gemini Master Fund, Ltd. our convertible note in the original principal amount of $150,000 and having a maturity date of February 1, 2011. Interest on the note shall accrue daily on the outstanding principal amount of the note at a rate per annum equal to 10 percent.

At any time after its issuance,  until the note is no longer outstanding, the note shall be convertible, in whole or in part, into shares of our common stock at the option of Gemini, at any time and from time to time (subject to the conversion limitations set forth in the note).

The conversion price shall be equal to lesser of (i) $0.04 and (ii) 80 percent of the lowest closing bid price of our common stock during the 10 trading days immediately preceding the applicable conversion date.

As permitted by the note, San West shall not effect any conversion of the note, and Gemini shall not have the right to convert any portion of the note (or otherwise acquire our shares with respect to the note), to the extent that after giving effect to the issuance of our common stock upon such conversion (or other issuance), Gemini would beneficially own in excess of 4.9 percent shares of the our common stock outstanding immediately after giving effect to the issuance of shares of our common stock upon such conversion.

As specified in the note, by written notice to San West, Gemini may at any time and from time to time increase or decrease the maximum number of shares of our common stock.

The note further provides for anti-dilution adjustments in favor of Gemini, in the event we offer additional shares of our common stock.

A copy of the Securities Purchase Agreement was filed as an exhibit to a Form 8-K we filed with the Securities and Exchange Commission (the “SEC”) on March 3, 2010.

None of the shares of our common stock which may be issued to Gemini upon conversion of the note are covered by this prospectus.

Principal Stockholders, Page 43

2.

We note your response to our prior comment 4.  Please disclose in footnote number 5 the individual or individuals at Gemini Master Fund, Ltd. who have voting and dispositive power with respect to the shares owned by the company.

Response:

We have added disclose in footnote number 5 to Principal Stockholders the individual or individuals at Gemini Master Fund, Ltd. who have voting and dispositive power with respect to the shares owned by Gemini as follows:

(5)

On February 4, 2010, San West entered into a Securities Purchase Agreement with Gemini Master Fund, Ltd., whereby we agreed to issue and sell, and Gemini agreed to purchase, upon the terms and conditions contained in the Securities Purchase Agreement, a convertible note in the amount of $150,000.  The note is due on February 1, 2011.  As of June 9, 2010, the note is convertible into 5,859,375 shares of our common stock, notwithstanding that Gemini, at its election, will only convert so much of the note so as to limit its ownership of our stock to no more than 4.9 percent of our outstanding common stock.  In addition to the note, Gemini, as of June 9, 2010, also owns 5,533,162 shares of our common stock, bringing Gemini potential ownership to 6.88 percent of our outstanding common stock.  The address for Gemini is c/o Gemini Strategies, LLC, 135 Liverpool Drive, Suite C, Cardiff, California 92007.  The person who directly or indirectly, exercises voting and investment control over the securities held by Gemini is Steven Winters, president of Gemini Strategies, LLC.

Selling Stockholder, Page 43

3.

We note your response to our prior comment 5.  Please revise your table so that it accurately reflects Dutchess Opportunity Fund’s beneficial ownership of common shares prior to and after the offering.  We note, for example, that you issued Dutchess 2,093,145 shares that are not listed in the table.

Response:

We have revised the table with respect to the Selling Stockholder as requested.  Please see “Selling Stockholder” beginning on Page 47 of the amended registration statement and reading as follows:

SELLING STOCKHOLDER

Based upon information available to us as of June 9, 2010, the following table sets forth the name of the selling stockholder, the number of shares of common stock owned, the number of shares of common stock registered by this prospectus and the number and percent of outstanding shares that the selling stockholder will own after the sale of the registered shares, assuming all of the shares are sold.  The information provided in the table and discussions below has been obtained from the selling stockholder.  The selling stockholder may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which it provided the information regarding the shares, all or a portion of the shares of common stock beneficially owned in transactions exempt from the registration requirements of the Securities Act.  As used in this prospectus, “selling stockholder” includes donees, pledges, transferees or other successors in interest selling shares of our common stock received from the named selling stockholder as a gift, pledge, distribution or other non sale-related transfer.

Provided, however, notwithstanding anything to the contrary in the Investment Agreement, in no event shall Dutchess be entitled to purchase that number of shares of our common stock, which when added to the sum of the number of shares of our common stock beneficially owned (as such term is defined under Section 13(d) and Rule 13d-3 of the Exchange Act), by Dutchess, would exceed 4.99 percent of the number of shares of our common stock outstanding on any Closing Date under the Investment Agreement, as determined in accordance with Rule 13d-1(j) of the Exchange Act.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Securities and Exchange Commission under the Exchange Act.  Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable.

We previously entered into an Investment Agreement, effective June 28, 2004, with the selling stockholder to raise up to $10,000,000 through an equity line of credit.  On August 20, 2004 , we registered an aggregate of 38,000,000 shares of common stock under a registration statement on Form SB-2 for issuance and sale under that equity line of credit.  Pursuant to the Investment Agreement, the selling stockholder acquired 137,500 shares of our common stock in exchange for approximately $47,300 during January 2006, 607,500 shares for approximately $175,000 during March 2006, 110,100 shares for approximately $32,900 during April 2006, 31,000 shares for $4,900 during June 2006, 284,400 shares for $50,000 during July 2006, 878,500 shares for $145,300 during August 2006, 188,000 shares for $25,000 during September 2006, 246,400 shares for $31,000 during October 2006, 388,800 shares for $42,000 during November 2006, and 1,007,800 shares for approximately $90,300 during December 2006.  In addition, under that equity line of credit, we registered an aggregate of 20,000,000 shares of common stock under a registration statement on Form SB-2 on August 20, 2004, an aggregate of 35,337,091 shares of common stock under a registration statement on Form SB-2 on June 27, 2007, and an aggregate of 16,917,464 shares of common stock under a registration statement on Form S-1 on January 2, 2008.  Pursuant to the Investment Agreement, the selling stockholder acquired 557,166 shares of our common stock in exchange for approximately $6,908 during February 2008, 440,000 shares for approximately $5,460 during March 2008, 1,276,000 shares for approximately $13,398 in April 2008, 2,225,725 shares for approximately $23,573 in May 2008, 1,829,502 shares for approximately $17,380 in June 2008, 2,868,144 shares for approximately $19,905 in July 2008, 3,558,065 shares for approximately $22,133 in August 2008, 2,644,135 shares for approximately $14,783 in September 2008, and 349,200 shares for approximately $1,573 in October 2008.

In November 2006, we entered into a loan transaction with the selling stockholder, and issued to the selling stockholder a Promissory Note (the “First Note”) with a face value of $1,200,000, with net proceeds to us from the transaction of $1,000,000 and an imputed annual rate of interest of 43.278 percent.  The First Note matures on August 31, 2007.  Repayment of the face value will be made monthly in the amount of $120,000, plus 50 percent of any proceeds raised over $120,000 per month from puts issued by us as collateral.  Thirty such puts were issued and are to be used only in the case of a default under the terms of the loan agreement.  If the First Note’s face value is not paid off by maturity, we will be required to pay an additional 10 percent on the face value of the First Note, plus 2.5 percent per month, compounded daily, until the First Note is paid off.  We may be required to pay penalties if certain obligations under the First Note are not met.  If we raise financing of more than $2,000,000, the selling stockholder may require that we use the balance of any amount over $2,000,000 to pay any amounts due on the First Note.  We issued 500,000 Holder Shares, which will carry piggyback registration rights in the next registration statement that we file.  We will be required to issue an additional 500,000 shares each time an eligible registration statement is filed and the Holder Shares are not included.

In May 2007, we entered into a loan transaction with the selling stockholder and issued a Promissory Note (the “Second Note”) with a face value of $462,000.  The net proceeds from the transaction, approximately $385,000, will be used for general working capital.  Pursuant to terms of the Second Note, payments made to the selling stockholder in satisfaction of the Second Note shall be in an amount of the greater of 1) 100 percent of proceeds raised from puts given to the selling stockholder, exceeding a threshold amount of $120,000 per month, or $51,333.00 per month on the face amount of the Second Note.  The Second Note matures on April 15, 2008.  Repayment of the Second Note will be made monthly in the amount of:

•

100 percent of any proceeds raised over $120,000 per month from puts made pursuant to the Investment Agreement; or

•

$51,333.00, whichever is greater.

The payment shall be made on the 15th of each month or upon immediately available funds exceeding the threshold amount of proceeds raised from puts.  If we raise financing of more than $2,000,000, the selling stockholder may require that we use the balance of any amount over $2,000,000 to pay any amounts due on the Second Note.  If the Second Note is not paid in full by the maturity date, the face value of the Second Note will be increased by 10 percent as an initial penalty, and we will pay an additional 2.5 percent per month on the face value, compounded daily, until paid in full.  Upon each and every event of default (as defined in the Second Note).  The selling stockholder may also increase the face value of the Second Note by 10 percent and an additional 2.5 percent per month, compounded daily until the default is cured or the Second Note is paid in full.  The selling stockholder may also elect to stop any further funding of us (excluding the Equity Line of Credit), or may switch any residual amount of the face value of the Second Note not paid at maturity into a three-year convertible debenture.  This amount of indebtedness under the Second Note may not be reduced or relieved by our issuance of common shares under the Investment Agreement.

If the selling stockholder so chooses, we have 10 days to file a registration statement for the shares issuable upon conversion of the convertible debenture equal to 300 percent of the residual amount, plus interest and liquidated damages.  If we do not file the registration statement within 10 days, or the registration statement is not declared effective within 60 days, the residual amount will be increased by $5,000 per day.  Moreover, if we have an opportunity to accelerate the effectiveness of the registration statement but fails to do so, the residual amount will increase by $5,000 per day commencing the date the statement would have been declared effective.  The conversion rate will be the lesser of 50 percent of the lowest closing bid price for the previous 15 days or 100 percent of the lowest bid price for the preceding 20 days.  If the selling stockholder does not elect to convert the debenture into common stock prior to maturity, it will automatically be converted into shares upon maturity.  Finally, the selling stockholder may increase the monthly payment amount to fulfill the repayment of the residual amount.  If we do not cooperate, the selling stockholder may elect to increase the face value of the Note by 2.5 percent per day, compounded daily.

We do not intend to use the proceeds from the equity line agreement to repay the Dutchess notes and that we are currently exploring other sources to repay such notes and we believe we will have the same ability to repay the indebtedness with or without the funds from the equity line.

The Second Note also provides that we will not enter into any additional financing agreements without the selling stockholder’s express written consent.  We also may not file any registration statement which includes any of our common stock exceeding one million shares, including those on Form S-8 exceeding 800,000 shares, until the Second Note is paid in full or the selling stockholder gives written consent (the selling stockholder has agreed to allow one registration statement on Form S-1 not to exceed 25,000,000 shares as a shelf registration).  If we issue any shares to a third party while the Second Note is outstanding under terms the selling stockholder deems more favorable to the third party, the selling stockholder may elect to modify the terms to conform to the more favorable term or terms of the third party financing.  We have issued to the selling stockholder 250,000 shares of unregistered restricted common stock as an incentive for entering into the Second Note, and have paid closing costs and related expenses of $35,000 associated with the transaction.

On January 6, 2009, we entered into an Investment Agreement with the selling stockholder to raise up to an additional $10,000,000 through an equity line of credit.

On December 18, 2009, we entered into an Investment Agreement with the selling stockholder to raise up to an additional $10,000,000 through an equity line of credit.

The foregoing transactions with the selling stockholder did not have material impact on the market price of our common stock, although stock price usually decreases upon the occurrence of such a transaction.  Except as described above, to our knowledge, the selling stockholder has not had a material relationship with us during the last three years, other than as an owner of our common stock or other securities.

Beneficial Ownership of Common Shares Prior to this Offering			Number of Shares to be Sold Under this Prospectus (1)	Beneficial Ownership of Common Shares after this Offering
Selling Stockholder	Number of Shares (2)	Percent of Class		Number of Shares	Percent of Class
Dutchess Opportunity Fund, II, LP (4)	2,093,145	0.0136	12,686,290 (3)	-0-	-0-

(1)

These numbers assume the selling stockholder sells all of its shares after the completion of the offering.

(2)

In addition to the shares to be issued pursuant to the Equity Line of Credit, we have issued to Dutchess $400,000 worth of our common stock, or 2,093,145 shares as a Commitment Fee.  The amount of shares to be issued was determined by dividing the amount of the Commitment Fee by the lowest closing Best Bid price of our common stock for the 10 Trading Days immediately preceding December 18, 2009, the date of the Investment Agreement.  Such shares are covered by the Registration Rights Agreement executed in connection with the Investment Agreement, and are covered by the registration statement with respect to this prospectus.

(3)

The number of shares set forth in the table represents an estimate of the number of common shares to be offered by the selling stockholder.  We have assumed the sale of all of the common shares offered under this prospectus will be sold.  However, as the selling stockholder can offer all, some or none of its common stock, no definitive estimate can be given as to the number of shares that the selling stockholder will offer or sell under this prospectus.

(4)

Douglas Leighton and Michael Novielli are the managing members of Dutchess Capital Management II, LLC, which is the general partner of Dutchess Opportunity Fund, II, LP, and share dispositive power over the shares.

Signatures, Page 65

4.

We note your response to our prior comment 7 and reissue the comment. Please revise the second half of your signature page to include the signature of your principal accounting officer or comptroller.  If Mr. Drechsler serves in this capacity, please indicate that on the signature page.

Response:

We have made the requested change to the signature page.  Please see “Signatures” on Page 67 of the amended registration statement and reading as follows:

SIGNATURES

As required under the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on the registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Huntington Beach, California, on June 10, 2010.

SAN WEST, INC.

By  /s/ Frank J. Drechsler

    Frank J. Drechsler, Chief Executive Officer

By  /s/ Frank J. Drechsler

    Frank J. Drechsler, Principal Financial Officer

    and Principal Accounting Officer

As required under the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

NAME	TITLE	DATE

/s/ Frank J. Drechsler Frank J. Drechsler	Chief Executive, Chairman of the Board, Principal Financial Officer, Principal Accounting Officer, and Secretary	June 10, 2010

/s/ Richard Gonzales Richard Gonzales	Director	June 10, 2010

Please contact me, if you have any further comments or questions.

Very truly yours,

/s/ Frank J. Drechsler

Frank J. Drechsler,

Chief Executive Officer and
Principal Financial Officer